Exhibit 99.1

Announcement of commencement of equity offering
GlobeNewswire – October 16, 2017
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) ("Golden Ocean" or the "Company") today announced that it has commenced an equity offering (the "Offering") for issue of new common shares (the "New Shares") of the Company for gross proceeds of approximately USD 66 million. In addition to the Offering, the Company expects to issue additional new common shares with an estimated value of USD 34 million, at a per-share price equal to the offer price in the Offering, to Hemen Holding Limited, a Company indirectly controlled by trusts established by Mr John Fredriksen for the benefit of his immediate family ("Hemen") as partial consideration for two modern Capesize vessels to be acquired from affiliated companies of Hemen, as previously announced (the "Equity in-kind Contribution"). The Offering and the Equity in-kind Contribution are expected to result in approximately USD 100 million of aggregate gross equity proceeds to the Company. The Company has engaged DNB Markets Inc., Arctic Securities LLC and Seaport Global Securities LLC (the "Placement Agents") as placement agents in connection with the Offering.
The Offering will be directed towards institutional investors subject to applicable exemptions from European prospectus requirements. The minimum application and allocation amount has been set to the USD equivalent of EUR 100,000, provided that the Company reserves the right to, at its sole discretion, allocate lower amounts to investors to the extent applicable exemptions from the prospectus requirement pursuant to applicable regulations, including the Norwegian Securities Trading Act and ancillary regulations, are available.
The Company intends to use a portion of the net proceeds of the Offering for payment of the cash portion payable for the vessels to be acquired from affiliated companies of Hemen, as announced today, and to use the balance for general corporate purposes.
The purchase price and number of New Shares issued in the Offering will be determined through an accelerated bookbuilding process. The bookbuilding period will start on October 16, 2017 at 4:00 pm New York time (10:00 pm Oslo time) and is expected to end on October 17, 2017 at 2:00 am New York time (08:00 am Oslo time). The Company reserves the right to close or extend the bookbuilding period at any time in its sole discretion, at short notice.
The Placement Agents have prior to the launch of the Offering received significant indications of interest from investors to subscribe in the Offering for an amount well exceeding the transaction size.
The allocation of the New Shares will be made at the sole discretion of the Company in consultation with the Placement Agents, on or about October 17, 2017, subject to any shortening or extension of the bookbuilding period.
The New Shares allocated in the Offering are expected to be delivered against payment on or about October 19, 2017. The New Shares will commence to trade under the Company's ordinary trading symbol "GOGL" on NASDAQ on or about October 17, 2017, and can be traded on the Oslo Stock Exchange from on or about October 19, 2017 (expected from US markets open) subject to investors having made necessary arrangements to transfer shares from the Depository Trust Company in the US to the Norwegian Central Securities Depository (the VPS).
Important Information for Investors and Shareholders
The Offering will be made only by means of an application agreement, a term sheet and a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC's website located at www.sec.gov.  Copies of the prospectus supplement and the accompanying base prospectus relating to the Offering may be obtained from contacting DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800. This offering will be made pursuant to the Company's existing shelf registration statement on Form F-3 (Registration No. 333-211365) previously filed with the SEC and declared effective.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
The Board of Directors
Golden Ocean Group Limited
Contact Persons:
Birgitte Ringstad Vartdal, CEO, Golden Ocean Management AS
+47 22 01 73 53
Per Heiberg, CFO, Golden Ocean Management AS
 +47 22 01 73 45
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

Equity offering successfully placed
GlobeNewswire – October 17, 2017
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) ("Golden Ocean" or the "Company") is pleased to announce that the equity offering (the "Offering") for issue of new common shares (the "New Shares") announced on October 16, 2017 has been successfully placed at USD 8.50 per New Share (equaling NOK 67.07 at a USD/NOK exchange rate of 7.89), raising gross proceeds of approximately USD 66 million (approximately NOK 521 million) through the issuance of 7,764,705 New Shares. The Offering was significantly over-subscribed with strong interest from large institutional investors enabling a pricing equalling to market close on NASDAQ on October 16, 2017.
Further, upon completion of the vessel purchase transaction announced on October 16, 2017, Hemen Holding Limited, a company indirectly controlled by trusts established by Mr John Fredriksen for the benefit of his immediate family, ("Hemen") will receive 4,000,000 new common shares in the Company and as a result own an aggregate of 49,326,353 shares in the Company, equaling approximately 34.2 per cent of the Company's common shares and votes.
Notifications of allocation of the New Shares will be distributed on or about October 17, 2017. The New Shares allocated in the Offering are expected to be delivered against payment on or about October 19, 2017 and will commence to trade under the Company's ordinary trading symbol "GOGL" on NASDAQ on or about October 17, 2017 and can be traded on the Oslo Stock Exchange from on or about October 19, 2017 (expected from US markets open) subject to investors having made necessary arrangements to transfer shares from the Depository Trust Company in the US to the Norwegian Central Securities Depository (the VPS).
Following issuance of the New Shares, the Company will have 140,137,697 issued common shares, each having a par value of USD 0.05. Following issuance of the consideration shares to Hemen in connection with the acquisition of the two vessels as announced on October 16, 2017, the Company will have 144,137,697 issued common shares each having a par value of USD 0.05.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Offering is being made only by means of an application agreement, a term sheet and a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC's website located at www.sec.gov.  Copies of the prospectus supplement and the accompanying base prospectus relating to the Offering may be obtained from contacting DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800. The Offering will be made pursuant to the Company's existing shelf registration statement on Form F-3 (Registration No. 333-211365) previously filed with the SEC and declared effective.
The Board of Directors
Golden Ocean Group Limited
Contact Persons:
Birgitte Ringstad Vartdal, CEO, Golden Ocean Management AS
 +47 22 01 73 53
Per Heiberg, CFO, Golden Ocean Management AS
 +47 22 01 73 45

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

Equity Offering: Issue of New Shares

GlobeNewswire – October 19, 2017
Reference is made to the stock exchange notices published October 16 and 17, 2017 in connection with the offering (the "Offering") of 7,764,705 new shares (the "New Shares") in Golden Ocean Group Ltd. (NYSE/OSE: GOGL) (the "Company").
The New Shares have been legally and validly issued and fully paid, and the Company`s issued share capital has been increased to USD 7,006,884.85 divided into 140,137,697 issued shares, each with a nominal value of USD 0.05.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Offering is being made only by means of an application agreement, a term sheet and a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC`s website located at www.sec.gov.  Copies of the prospectus supplement and the accompanying base prospectus relating to the Offering may be obtained from contacting DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800. The Offering will be made pursuant to the Company`s existing shelf registration statement on Form F-3 (Registration No. 333-211365) previously filed with the SEC and declared effective.
The Board of Directors
Golden Ocean Group Limited
Contact Persons:
Birgitte Ringstad Vartdal, CEO, Golden Ocean Management AS
+47 22 01 73 53
Per Heiberg, CFO, Golden Ocean Management AS
+47 22 01 73 45
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.